SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

Information Rights Agreement Disclosure

Pursuant to the Information Rights Agreement between MediWound Ltd. (the “Company”) and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations under Israeli Securities Law. This Form 6-K includes information provided by the Company to CBI on June 30, 2014 pursuant to such contractual obligation.

The protocols of the U.S. phase 3 study and the Pediatric Investigational Plan study in Europe were submitted to the applicable Institutional Review Boards (ethical committees) for sites in which the studies are planned to be conducted. Based on industry practice, approvals for clinical protocols by Institutional Review Boards are generally received within several weeks to a few months following their submission. Accordingly, the Company expects to initiate both studies during the second half of 2014 following the receipt of the requisite approvals from the applicable Institutional Review Boards.

This filing includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on the Company’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, delays or denial in the IRB, FDA or the EMA regulatory approval process. Please see the risks identified in the Company’s reports filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in the final prospectus for our initial public offering, These filings are available by visiting the Securities and Exchange Commission’s website at www.sec.gov or the Company’s website at www.mediwound.com. The forward-looking statements made herein speak only as of the date of this announcement, actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 1, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer